ALBERTA COMPLIANCE SERVICES INC.



02002828

November 12, 2001

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

SUPPL



JAN 2 9 2002

Attention: Office of International Corporate Finance

Dear Sirs:

Re: International Health Partners Inc. (formerly Canadian Dental Partners Inc.)
File No. 82-4868



Please accept for filing the following documents that include information required to be made public:

1. Notice of Meeting and Record Date dated October 15, 2001

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

PROCESSED
FEB 0 6 2002
THOMSON FINANCIAL P

Sherri Van Ham
Associate

encl.

dw 1/31

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com

82-4868

ALBERTA COMPLIANCE SERVICES INC.

602, 304 - 8 Avenue S W, Calgary, Alberta T2P 1C2
Ph (403) 216-8450 Fx (403) 216-8459
email: info@albertacompliance.com


JAN 29 2002

October 15, 2001

Alberta Securities Commission
British Columbia Securities Commission
Canadian Venture Exchange

Attention: Continuous Disclosure



Dear Sirs:

Re: International Health Partners Inc.
Annual General Meeting of Shareholders

On behalf of our above captioned client, we wish to confirm the following dates regarding their upcoming meeting:

DATE OF MEETING	December 20, 2001
RECORD DATE	November 9, 2001
MATERIAL MAIL DATE	November 16, 2001
PLACE OF MEETING	Calgary, AB
APPLICABLE SECURITIES common shares	CUSIP NO. 135647-105

Yours truly,
ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham
Associate

cc International Health Partners Inc.
Computershare Investor Services Inc (for your information only)